

Mail Stop 3030

May 5, 2010

Mr. John Hwang
Chief Executive Officer
AmbiCom Holdings, Inc.
405 River Oaks Parkway
San Jose, California 95134

**Re: AmbiCom Holdings, Inc.
            Form 8-K for Item 4.01
            Filed March 16, 2010
            File No. 333-153402**

Dear Mr. Hwang:

    We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief